SD 3-22-04

04003726

VF 3-11-04

TATES
IANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65738

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VIANET Direct, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell Pollack (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	New York	11042
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH, D.C. 188

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, James Wilent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VIANET Direct, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIAL SEAL
ROSE PRINCE, Notary Public
Haverford Twp., Delaware County
My Commission Expires November 23, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIANET DIRECT, INC.

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

* * * * * * * * * * * * * * * * * * *

VIANET DIRECT, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 176,805
Property and equipment, net of accumulated depreciation of $12,551	88,956
Other assets	37,675
	$ 303,436

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses and other payables	$ 42,579
Stockholders' equity:	
Preferred stock, $.01 par value; 15,000 shares authorized, -0- shares issued and outstanding	-0-
Common stock, $.001 par value; 50,000,000 shares authorized, 6,063,672 shares issued and outstanding	6,064
Additional paid-in capital	1,405,250
Deficit accumulated during the development stage	(1,053,707)
	357,607
Stock subscriptions receivable	(96,750)
	260,857
	$ 303,436

The accompanying notes are an integral part of this financial statement.

VIANET DIRECT, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS:

VIANET Direct, Inc. (the "Company") (a Development Stage Company) was incorporated on January 17, 2002, under the laws of the State of Delaware. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. On September 18, 2003, the Company became a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has been in the development stage since its formation on January 17, 2002. It is primarily engaged in the development of an electronic trading platform which will provide a highly liquid, efficient and fair securities market for trading equities and other financial securities utilizing intelligent matching systems and interactive on-line transaction systems.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment:

Property and equipment, which consist primarily of computer equipment, is stated at cost less accumulated depreciation. Depreciation is computed using straight line methods over the estimated useful lives of the related assets. The useful lives of the assets are 5 years.

Stock Issued for Services:

Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the service received in exchange.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes are recorded to reflect the tax effect for the future benefit expected to arise as a result of net operating loss carryforwards and a Section 179 expense election carryforward.

3. INCOME TAXES:

The Company has remaining net operating loss carryforwards which are available to offset future taxable income expiring as follows:

Years Ended December 31,	Amount
2022	$ 120,843
2023	914,424
	$ 1,035,267

The Company also has available a Section 179 expense election carryforward in the amount of $12,000.

Deferred taxes are a result of the future benefit expected to arise as a result of net operating loss carryforwards and a Section 179 expense election carryforward. However, a 100% valuation allowance has been provided for the tax benefit arising as a result of these temporary differences due to the uncertainty regarding the near term utilization of such benefit.

The deferred taxes consist of the following:

	Amount
Deferred tax asset	$ 475,800
Valuation allowance	(475,800)
Net deferred tax asset	$ -0-

4. STOCK SUBSCRIPTIONS RECEIVABLE:

The Company has issued stock subscriptions in the original amount of $173,562. In lieu of cash payments the Company is receiving the value of services rendered by these stockholders. To date the Company received services valued at $76,812.

5. CAPITAL CONTRIBUTIONS:

During the year ended December 31, 2003, the Company issued 1,010,005 shares of common stock for cash and services valued at $714,564.

6. PREFERRED STOCK:

On October 23, 2003, the Company amended its Certificate of Incorporation to allow for the authority to issue 15,000 shares of preferred stock, having a par value of $.01 per share. The designation of the stocks voting rights, preferences and restrictions will be determined at time of issuance. At December 31, 2003, there were no issued or outstanding shares of preferred stock.

7. OUTSTANDING WARRANTS:

At December 31, 2003, the Company had outstanding warrants to purchase 3,287,585 shares of common stock at prices that range from $.75 to $1.50 per share. The warrants are exercisable until July 1, 2007.

8. CLEARANCE AGREEMENT:

The Company will operate principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company will be required to maintain a deposit with the clearing broker.

9. EMPLOYMENT CONTRACTS:

The Company has entered into employment contracts with two officers through December 31, 2007 which provides for a minimum annual salary. At December 31, 2003, the total commitment was $1,950,000. In addition, the Company has granted warrants to each of these officers to purchase 750,000 shares of common stock at a price of $1.50 per share.

10. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/8 of aggregate indebtedness for the first twelve months after its effective date of becoming a member in the NASD. At no time may the ratio of aggregate indebtedness to net capital exceed 8 to 1.

At December 31, 2003, the Company had net capital, as defined, of $134,226 which was $128,904 in excess of its required net capital of $5,322. At December 31, 2003, the Company had aggregate indebtedness of $42,579. The ratio of aggregate indebtedness to net capital was .32 to 1.

11. OFF-BALANCE-SHEET RISK:

The Company, as an introducing broker, will clear all transactions with and for customers on a fully disclosed basis with the clearing broker, and will promptly transmit all customer funds and securities to the clearing broker, who will carry all of the accounts of such customers. The Company will not maintain margin accounts for its customers; therefore, there will be no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2003, this credit risk amounts to $107,930.

12. MANAGEMENT'S BUSINESS PLAN:

As discussed in Note 1, the Company has been in the development stage since its inception on January 17, 2002. As shown in the financial statements, the Company has incurred net losses since that time. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements and the success of future operations. In view of these matters, management intends to infuse sufficient working capital, through the issuance of additional common and preferred stock and outside financing, to meet ongoing operations and continued compliance with minimum net capital requirements.

13. SUBSEQUENT EVENTS:

On January 30, 2004, the Company has entered into a short term Convertible Bridge Loan in the principal amount of $275,000. The loan matures on the 60th day following receipt of the funds. The loan is non-interest bearing and can be converted into common stock at the lendors' option.

On February 10, 2004, the Company reached a binding agreement with an investor for a private placement of its Series "A" convertible preferred shares. The agreement calls for 2,400 shares of the Company's Series "A" convertible preferred stock to be issued at $625 per share. Each share of Series "A" preferred stock may be converted into 1,000 shares of common stock. In addition, the agreement calls for the investor to receive an option exercisable into 2 million shares of the Company's common stock at $.50 per share. The options will have a term up to five years; however, the Company may request the investor to exercise such options after the second year. If, at that time, the investor chooses not to exercise his option, the option will expire.

The Series "A" convertible preferred stock carry with it liquidation preferences, pre-emptive and anti-dilution rights.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2003 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
VIANET Direct, Inc.

We have audited the accompanying statement of financial condition of VIANET Direct, Inc. (a Development Stage Company) (the "Company") as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of VIANET Direct, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 12 and 13 to the financial statement, the Company, which is in the development stages, has sustained losses since inception. Management's plans are to infuse sufficient working capital through private placements of its common and preferred stock in addition to obtaining short term financing to sustain the Company until operations commence.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 12, 2004